SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2013
REGISTRATIONS BRANCH
16

SECU[redacted]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01-50400

8-50400

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2012 AND ENDING September 30, 2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CU Investment Solutions LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 W. 110th Street, Suite #650
(No. and Street)

Overland Park (City) Kansas (State) 66210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael T. Doherty 913.912.5232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann PC
(Name – *if individual, state last, first, middle name*)

11440 Tomahawk Creek Pkwy (Address) Leawood (City) Kansas (State) 66211 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 06 2014
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael T. Doherty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CU Investment Solutions LLC of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER L. HOGAN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 4/18/15

Notary Public

Signature

President & CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CU Investment Solutions LLC
Statements of Financial Condition
As of September 30, 2013 and 2012

	2013	2012
Assets		
Cash and cash equivalents	$ 2,976,490	$ 3,101,054
Investment securities	448,618	-
Receivables:		
Commissions	29,879	39,731
Advisory fees	25,066	25,066
Other	50	3,033
Total receivables	54,995	67,830
Other assets	54,650	24,899
Total Assets	$ 3,534,753	$ 3,193,783
Liabilities and Equity		
Liabilities		
Commissions payable	$ 107,154	$ 183,091
Accounts payable	11,689	7,445
Accrued expenses	301,547	212,064
Total Liabilities	420,390	402,600
Contingently redeemable member shares (see Note 9)	-	100,000
Members' Equity		
Members' shares	900,000	900,000
Capital distributions	(662,782)	(10,000)
Retained earnings	2,877,145	1,801,183
Total Members' Equity	3,114,363	2,691,183
Total Liabilities and Members' Equity	$ 3,534,753	$ 3,193,783

See accompanying notes to financial statements.